                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of November 24, 1998

                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

 Tuesday 24 November 1998 - for immediate release



                              MICRO FOCUS GROUP PLC

Micro Focus Group plc intends to announce the full results for the period ended October 31, 1998 on Monday, November 30, 1998 following the close of the financial markets in the U.S. This is earlier than previously announced in the statement of November 4, 1998 regarding the indication of preliminary quarterly estimates.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Micro Focus Group Public Limited Company
                                                  (Registrant)


Date:  November 25, 1998          By:   /s/ Richard Van Hoesen
                                        ---------------------------------------
                                        Richard Van Hoesen
                                        Senior Vice President, Chief Financial
                                        Officer and Secretary